Exhibit 99.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter Breese, Chief Executive Officer of Asanko Gold Inc. (the “Company”), hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(i)

the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 (the “Annual Report”), as filed with the Securities and Exchange Commission, fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii)

the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 28, 2014	/s/ Peter Breese
Peter Breese
Chief Executive Officer
(principal executive officer)